UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2014 (Report No. 4)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant consists of the following document, which is attached hereto, of which paragraphs first and third are incorporated by reference herein and into the registrant's Registration Statements on Form F-3 (Registration No. 333-195794) and Form S-8 (Registration Nos. 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

This Report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein.

Exhibit 1:	Press Release: Perion Network Announces Results of Convertible Bond Offering in Israel, dated September 23, 2014

Exhibit 2:	Summary Terms and Conditions of Series L Convertible Bonds

Exhibit 3:	Risk Factors included in Shelf Offering Report, dated September 22, 2014, relating to Public Offering of Series L Convertible Bonds in Israel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: September 23, 2014

Exhibit Index

Exhibit 1:	Press Release: Perion Network Announces Results of Convertible Bond Offering in Israel, dated September 23, 2014

Exhibit 2:	Summary Terms and Conditions of Series L Convertible Bonds

Exhibit 3:	Risk Factors included in Shelf Offering Report, dated September 22, 2014, relating to Public Offering of Series L Convertible Bonds in Israel